CHINA AMERICA HOLDINGS, INC.
333 E. Huhua Road
Huating Economic & Development Area
Jiading District
Shanghai, China 201811

Telephone: 86-21-59974046

April 6, 2011

‘CORRESP’

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:              Pamela Long, Assistant Director
Chambre Malone, Staff Attorney

Re:          China America Holdings, Inc. (the “Company”)
Post-Effective Amendment No. 2 on Form S-1 to Registration Statement on Form SB-2
Filed June 10, 2010
File No. 333-146830

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated July 1, 2010 on the above-captioned registration statement.  Following are the Company’s responses to such comments.

1.	Please be advised that we will not declare your registration statement effective until all outstanding comments on other SEC filings are resolved.

Response: The Company acknowledges the staff’s comment.  Subsequent to the date of the staff’s letter of comment on the above-captioned registration statement, the staff has completed its review of the Company’s other SEC filings.

2.
It appears that the prospectus has been in use for more than nine months after the effective date of post-effective amendment No. 1, that the audited financial statements contained therein are older than 16 months and that you have not sought to update the prospectus pursuant to Section 10(a)(3) of the Securities Act.  Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) be delivered before or at the same time with a confirmation of sale of a security.  Please tell us supplementaly whether you have made any offers or sales using the prospectus during the period in which your financial statements were not current.

Response: Please be advised that the Company did not make any offers or sales using the prospectus contained in post-effective amendment No. 1 during the period in which the financial statements were not current or otherwise.

We trust the foregoing is fully responsive to the staff’s comments.  The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please copy any further correspondence to James M. Schneider, Esq., Schneider & Weinberger, LLP, counsel for the Company.  Mr. Schneider’s address is 2200 Corporate Boulevard, N.W., Suite 210, Boca Raton, Florida  33431, telephone 561.362.9595, email jim@swblaw.net.

Sincerely,

/s/ Shaoyin Wang
President

cc:           James M. Schneider, Esq.